SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 01, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
1 NOVEMBER 2011

Number:
30/11

BHP BILLITON APPROVES CAVAL RIDGE MINE PROJECT

BHP Billiton today approved development of the Caval Ridge Mine project and expansion of the Peak Downs Mine in the northern Bowen Basin in Central Queensland, Australia. The initial project will add 8 million tonnes per year capacity (100 per cent basis) in export metallurgical coal, with the expectation of a rapid, low cost expansion to 10 million tonnes per year. This additional 2 million tonnes per year will only require the addition of mining equipment. This expansion has not yet been permitted.

The total investment in the initial project is US$4.2 billion, of which BHP Billiton’s share is US$2.1 billion. The resource life of the initial project is expected to be greater than 60 years(1). First coal is expected in calendar year 2014.

The new Caval Ridge Mine will have the capacity to produce 5.5 million tonnes per year. The Peak Downs Mine will expand production by 2.5 million tonnes per year. The investment will include construction of a new coal handling and preparation plant at Caval Ridge to process production from the Caval Ridge Mine and Peak Downs expansion. Coal from the Peak Downs expansion will be transported by conveyor to the new plant. The Peak Downs Mine lies to the immediate south of the new Caval Ridge Mine.

The Caval Ridge Mine will be an open cut dragline and truck and shovel operation, with coal railed to the BHP Billiton Mitsubishi Alliance (BMA) Hay Point Coal Terminal. The project has received all necessary regulatory approvals.

BHP Billiton Metallurgical Coal President, Hubie van Dalsen, said: “This investment in the Caval Ridge Mine was foreshadowed in March of this year when BHP Billiton announced investments in the new 4.5 million tonne per year Daunia mine, the life extension of the Broadmeadow mine and the 11 million tonne per year expansion of the Hay Point Coal Terminal.

“This is a continuation of BHP Billiton’s strategy of investing in large, low cost, expandable mines with long lives. Additional expansion projects are being advanced to follow this investment in due course,” he said.

Background notes

BMA is a 50/50 joint venture between BHP Billiton and Mitsubishi Development Pty Ltd. BMA owns and operates seven mines in the Bowen Basin - Goonyella Riverside, Broadmeadow, Peak Downs, Saraji, Norwich Park, Gregory Crinum and Blackwater - together with the Hay Point Coal Terminal.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations

Australia

Samantha Stevens
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Stevens@bhpbilliton.com

Kelly Quirke
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom and Americas

Ruban Yogarajah
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Americas

Scott Espenshade
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

(1) The Resource Life is estimated from the Caval Ridge resource base (767Mt) divided by the approved production rate of 5.5Mtpa, factored up by coal preparation plant recovery (60%) and mining recovery (90%). The Caval Ridge Resource is incorporated into the Peak Downs Mineral Resource reported as of 30 June 2011 composed of: Measured Resource 697Mt; Indicated Resource 875Mt , Inferred Resource 572Mt on a 100% basis (BHP Billiton interest is 50%) and should be read together with and subject to, the notes set out in the FY11 Annual Report, which can be found at www.bhpbilliton.com. This information is reported under the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004’ (the JORC Code) by the Competent Persons S Martinez (MAusIMM) and J Centofanti (MAusIMM) who are employed by BHP Billiton and have the required qualifications and experience to estimate and report Mineral Resources under the JORC Code. The Competent Persons verify that this report is based on and fairly reflects,the Mineral Resource information in the supporting documentation and agree with the form and context of the information presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (Reg. No. 3196209)
Date : November 01, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary